82-3116



GREAT QUEST
METALS LTD.





05007340

RECEIVED
2005 APR 19 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 5, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 5, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

/jn
enclosure

4/20

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

April 5, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Drilling On Djambaye 2 Gold Zone To Start Next Week

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce that the drill pads have been prepared and drilling is scheduled to start next week on the Djambaye 2 gold zone within the Kenieba concession in western Mali, West Africa. Drilling was previously scheduled to start in mid-March but was delayed by conditions not under control of the Company.

The Djambaye 2 gold zone was discovered in May, 2004 through the sampling of the bottom of 24, 10-to-12 metre-deep pits along a length of 392 metres. The average assay of 29 samples from the 24 pits was 31.44 g/t gold. So far gold mineralization has been traced for 2,342 m along this zone. Geologically the zone consists of a 2 phase diorite-rhyodacite dyke within a zone of silicification. Gold occurs in quartz veins in the dyke and zone of silicification. The Djambaye 2 gold zone has several characteristics similar to the Tabakoto gold deposit of Nevsun Resources, located 8 km to the northeast. These include a north-south diorite dyke, a zone of silicification and 4 sets of mineralized quartz veins. The Tabakoto deposit is scheduled to go into production in 2005.

The diamond drill program has been designed to start testing the dimensions of the zone and the continuity of gold mineralization as well as the structure of the zone. Marvin A. Mitchell, P. Eng., the Qualified Person pursuant to NI 43-101, has approved of the contents of this news release and is currently on site.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E